Exhibit 1.1

October 2, 2020

Marathon Bank

500 Scott Street

Wausau, WI 54403

Attention:	Nicholas W. Zillges
President & Chief Executive Officer

Ladies and Gentlemen:

The purpose of this letter agreement (the “Agreement”) is to confirm the engagement of Janney Montgomery Scott, LLC (“Janney”) to act as the exclusive financial advisor to Marathon Bank (“Marathon” or the “Bank”) in connection with the proposed reorganization into the mutual holding company form of organization (the “Reorganization”). It is further understood that the Reorganization will include the formation of a Mutual Holding Company (the “MHC”) as well as a mid-tier stock holding company (the “Holding Company”) and together with the MHC and the Bank, the “Company” and the associated sale of common stock of the Holding Company as further described below.

Pursuant to a Plan of Reorganization from a Mutual Bank to an MHC and Stock Issuance Plan (the “Plan”), the Holding Company will offer and sell shares of its common stock first to eligible persons pursuant to the Plan in a Subscription Offering (the “Subscription Offering”) and any remaining shares to the general public in a Direct Community Offering and/or Syndicated Community Offering (the “Community Offering” and, together with the Subscription Offering, the “Offering”). This letter sets forth the terms and conditions agreed to between the Company and Janney with respect to the Reorganization, the Plan and the Offering.

(1)	Advisory/Marketing Agent Services.

As the Company’s exclusive financial advisor and marketing agent, Janney will provide financial advice to the Company and will assist the Company in connection with the Reorganization, the Plan, the Offering and related matters. In this regard, Janney‘s services will include the following:

•	Advising the Company on the financial and securities market implications of the Plan;

•	Assisting the Company in structuring and marketing the Offering;

•	Reviewing all Offering documents, including the Prospectus, stock order forms and marketing materials (it being understood that the preparation and filing of any and all such documents will be the responsibility of the Company and its counsel);

•	Assisting the Company in analyzing proposals from outside vendors in connection with the Offering, as needed;

•	Assisting the Company in scheduling and preparing meetings with potential investors (“Investors”), as necessary; and

Marathon Bank

October 2, 2020

•	Providing such other general advice and assistance as may be reasonably necessary to promote the successful completion of the Offering.

(2)	Records Agent Services.

In connection with the Offering, the Company agrees that Janney will also serve as Records Agent for the Company. As Records Agent, and as the Bank may reasonably request, Janney will provide the following services:

•	Consolidation of deposit accounts into a central file and calculation of eligible votes;

•	Design and prepare Proxy Forms for the Member Vote and Stock Order Forms for the Subscription Offering and Direct Community Offering and, if necessary, the Syndicated Community Offering;

•	Organize and supervise the Bank’s Stock Information Center;

•	Provide proxy and ballot tabulation services for the Bank’s Special Meeting of Members, including acting as or supporting the Inspector of Election; and

•	Provide necessary subscription services to distribute, collect and tabulate stock orders in the Subscription Offering and Direct Community Offering.

The Company acknowledges and agrees that, as Records Agent hereunder, Janney (a) shall have no duties or obligations other than those specifically set forth herein; (b) shall be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or the shares represented thereby, and shall not be required to and shall make no representations as to the validity, value or genuineness of the offer; (c) shall not be liable to any person, firm or corporation including the Company by reason of any error of judgment or for any act done by it in good faith, or for any mistake of law or fact in connection with this Agreement and the performance hereof unless primarily caused by or arising out of its own willful misconduct or bad faith; (d) shall not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with reasonable indemnity satisfactory to it; and (e) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

(3)	Compensation.

The Company agrees to compensate Janney for its services hereunder as follows:

(a)	Management Fee. The Company will pay to Janney a management fee of $25,000 (the “Management Fee”) in cash payable upon commencement of the Subscription Offering. The Management Fee will be refundable to the Company to the extent not actually incurred by Janney.

(b)	Success Fee. The Company will pay to Janney a Success Fee equal to $250,000 for shares sold in the Subscription Offering and Direct Community Offering. All fees payable to Janney hereunder shall be payable in cash at the time of closing of the Offering. The amount of the Management Fee paid to Janney will be credited, on a dollar for dollar basis, toward the Success Fee incurred hereunder.

Marathon Bank

October 2, 2020

(c)	Syndicated Community Offering. If any shares of common stock remain available after the expiration of the Subscription Offering and Direct Community Offering, Janney will act as sole book running manager and may seek to form a syndicate of registered broker-dealers to assist in the sale of such common stock on a best efforts basis, subject to the terms and conditions set forth in a selected dealers agreement to be entered into between the Company and Janney. With respect to any shares of the common stock sold by Janney or any of the broker-dealers participating in the Syndicated Community Offering, the Company agrees to pay a commission of 6.0% of the aggregate Purchase Price of the shares sold in the Syndicated Community Offering. Janney will endeavor to distribute the common stock among the applicable broker-dealers in a fashion that best meets the distribution objectives of the Company and the requirements of the Plan, which may result in limiting the allocation of stock to certain selected broker-dealers. It is understood that in no event shall Janney be obligated to take or purchase any shares of the common stock in the Offering.

(d)	Records Agent Fees. For the Records Agent services outlined above, the Company agrees to pay Janney a cash fee of $35,000. This fee is based on the requirements of the current banking regulations, the Plan, as currently contemplated, and the expectation that member data will be processed as of three key record dates. Any material changes in the regulations or the Plan, or delays requiring duplicate or replacement processing due to changes to record dates, may result in additional fees not to exceed $10,000. All Records Agent fees under this Agreement shall be payable as follows (a) $5,000 upon the execution of this Agreement, which shall be non-refundable and (b) the balance upon the mailing of the Subscription Offering documents.

(4)	Expenses.

The Company will pay all of its fees, disbursements and expenses in connection with the Offering customarily borne by issuers, including without limitation, (a) the cost of obtaining all securities and bank regulatory approvals, including any required Securities and Exchange Commission (“SEC”) or Financial Industry Regulatory Authority (“FINRA”) filing fees; (b) the cost of printing and distributing the offering materials; (c) the costs of blue sky qualification (including fees and expenses of blue sky counsel) of the shares in the various states; (d) NASDAQ listing fees or OTC Markets Group fees; (e) DTCC clearing eligibility fees; (f) all fees and disbursements of the Company’s counsel, accountants and other advisors; (g) operational expenses for the Stock Information Center and (h) Syndicated Community Offering expenses associated with the Offering. In the event Janney incurs any such fees and expenses on behalf of the Company, the Company will reimburse Janney for such fees and expenses whether or not the Offering is consummated.

In addition, whether or not the proposed Offering is consummated and in addition to any fees payable to Janney pursuant to Section 3 above, the Company will reimburse Janney for all of its reasonable out-of-pocket expenses incurred in connection with, or arising out of, Janney’s activities under, or contemplated by, its engagement hereunder, including without limitation Janney’s travel costs, meals and lodging, photocopying, data processing fees and expenses, advertising and communications expenses, which will not exceed $20,000. In addition, Janney will be reimbursed for fees and expenses of its legal counsel not to exceed $75,000. These expenses assume no unusual circumstances or delays, or a re-solicitation in connection with the Offering. Janney and the Company acknowledge that such expense cap may be increased by an additional amount not to exceed $25,000 by mutual consent, including in the event of a material delay of the Offering which would require an update of the financial information in tabular form to reflect a period later than set forth in the original filing of the offering document. All expense reimbursements to be made to Janney hereunder shall be made by the Company promptly upon submission by Janney to the Company of invoices therefor.

Marathon Bank

October 2, 2020

(5)	Due Diligence Review, Certain Covenants, Acknowledgments and Representations and Warranties of the Company.

In connection with the Offering:

•	Janney’s obligation to perform the services contemplated by this letter shall be subject to the satisfactory completion of such investigation and inquiries relating to the Company and its directors, officers, agents and employees as Janney and its counsel in their sole discretion may deem appropriate under the circumstances (“Due Diligence Review”). In this regard, the Company agrees that, at its expense, it will make available to Janney all information that Janney requests, and will make the Company’s management available to discuss with Janney the financial condition, business and operations of the Company (collectively the “Information”). The Company acknowledges that Janney will rely upon the accuracy and completeness of all the Information received from the Company and its directors, officers, employees, agents, independent accountants and counsel.

•	The Company will cause appropriate Offering documents to be filed with all regulatory agencies, including the SEC, FINRA and/or the appropriate federal and/or state bank regulatory agencies. In addition, Janney and the Company agree that the Company’s counsel shall serve as counsel with respect to blue sky matters in connection with the Offering. The Company shall cause such counsel to prepare a Blue Sky Memorandum related to the Offering, including Janney’s participation therein, and shall furnish Janney a copy thereof addressed to Janney or upon which such counsel shall state Janney may rely.

•	In effecting the Offering, the Company agrees (a) to comply with applicable federal and state securities laws, rules and regulations, as well as applicable laws and regulations of other jurisdictions to which it is subject, (b) that all representations and warranties made by the Company to Investors in connection with the Offering shall be deemed also to be made to Janney for its benefit and, (c) that it shall cause all opinions of counsel delivered by or on behalf of the Company to Investors in connection with the Offering also to be addressed and delivered to Janney, or to cause such counsel to deliver to Janney a letter authorizing it to rely upon such opinions.

•	The Company represents and warrants to Janney that all Information included or incorporated by reference in the Prospectus or otherwise made available to Janney by or on behalf of the Company to be communicated to Investors in connection with the Offering will be complete and correct and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, as of (i) the date thereof and (ii) except for those statements for which written supplemental corrections or additions have been made or given to the Investors participating in such closing, as of each closing of such Offering.

Marathon Bank

October 2, 2020

•	The Company will promptly notify Janney of any material development affecting the Company or the occurrence of any event or other change known to the Company that could result in any of the foregoing Information or other documents containing an untrue statement of a material fact or omitting to state any material fact necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading.

•	The Company acknowledges and agrees that, in rendering its services hereunder, Janney will be using and relying on the Information (as well as information available from public sources and other sources deemed reliable by Janney) without independent investigation or verification thereof or independent appraisal or evaluation of the Company or its subsidiaries and affiliates, or any of their respective businesses or assets. Janney does not and will not assume responsibility for the accuracy or completeness of the Prospectus or any other information regarding the Company.

•	The Company acknowledges and agrees that any advice rendered or material provided by Janney during the term of this Agreement or during the process of the Offering was and is intended solely for the benefit and confidential use of the Board of Directors of the Company and will not be reproduced, summarized, described or referred to or given to any other person or entity for any purpose without Janney’s prior written consent.

•	The Company represents and warrants to Janney that there are no brokers, representatives or other persons which have an interest in compensation due to Janney from any transaction contemplated herein.

•	The Company represents, warrants and covenants to Janney that it will use the net proceeds from the Offering for the purposes described in the Prospectus.

(6)	Indemnification.

In consideration of Janney’s agreement to act on behalf of the Company in connection with the matters contemplated by this Agreement, the Company will indemnify Janney and related persons according to the indemnification and contribution provisions contained in Annex A, which are incorporated by reference herein and will survive the expiration or termination of this Agreement and engagement hereunder.

(7)	Announcements.

Janney may, at its own expense, place announcements or advertisements, in form customary in the industry, in financial and other newspapers, periodicals and websites describing its services to the Company hereunder.

(8)	No Rights of Equityholders, Creditors.

This Agreement does not create, and will not be construed as creating, rights enforceable by any person or entity not a party hereto, except those entitled thereto by virtue of Section 6. The Company acknowledges and agrees that (a) Janney will act hereunder as an independent contractor and is being retained to assist the Company in its efforts to effect the Reorganization and Offering and not to advise the Company on, or to express any opinion as to, the wisdom, desirability or prudence of consummating same, (b) the Company hereby acknowledges that it has retained Janney for the limited purposes set forth in this Agreement, that the rights and obligations of the parties hereto are contractual and that each party disclaims any intention to impose, and each party specifically disclaims and waives, any fiduciary relationship, duties or obligations on the part of the other by virtue of the engagement, and no other person or entity shall have any rights or obligations hereunder except as expressly stated herein, and (c) nothing contained herein shall be construed to obligate Janney to purchase, as principal or agent, any of the securities offered for sale by the Company in the Offering. Neither equityholders nor creditors of the Company or any of its subsidiaries or of any of their respective affiliates are intended beneficiaries hereunder. The Company confirms that it and its subsidiaries and their respective affiliates will rely on their own counsel, accountants and other similar expert advisors for legal, accounting, tax and other similar advice.

Marathon Bank

October 2, 2020

(9)	Confidentiality.

Except as contemplated in connection with the performance of its services under this Agreement, as authorized by the Company or as required by law, regulation or legal process, Janney agrees that it will treat as confidential all material, non-public information relating to the Company obtained in connection with its engagement hereunder (the “Confidential Information”);  provided, however, that Janney may disclose such information to its agents and advisors who are assisting or advising Janney in performing its services hereunder and who have agreed to be bound by the terms and conditions of this paragraph. As used in this paragraph, the term “Confidential Information” shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by Janney, (b) was available to Janney on a non-confidential basis prior to its disclosure to Janney by the Company, or (c) becomes available to Janney on a non-confidential basis from a person other than the Company who is not otherwise known to Janney to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation.

(10)	Definitive Agreement.

This Agreement reflects Janney’s present intention of proceeding to work with the Company on its proposed Reorganization and Offering. No legal and binding obligation is created on the part of the Company or Janney with respect to the subject matter hereof, except as to (i) the agreement to maintain the confidentiality of Confidential Information set forth in Section 9, (ii) the payment of certain fees as set forth in Section 3, (iii) the payment of expenses as set forth in Section 4, (iv) the representations set forth in Section 5, (v) the indemnification and contribution provisions set forth in Section 6 and Annex A and, (iv) those terms set forth in a mutually agreed upon Agency Agreement between Janney and the Company to be executed prior to commencement of the Offering, all of which shall constitute the binding obligations of the parties hereto and which shall survive the termination of this Agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect.

Janney’s execution of such Agency Agreement shall also be subject to (a) the satisfactory completion of Janney’s Due Diligence Review, (b) the preparation of Offering materials that are satisfactory to Janney, (c) compliance with all relevant legal and regulatory requirements to the reasonable satisfaction of Janney and its counsel, (d) receipt of internal approvals, (e) agreement that the price established by the independent appraiser for the Offering is reasonable under market conditions at the time of the proposed Offering, and (f) satisfactory market conditions at the time of the proposed Offering.

(11)	Other Activities.

It is understood and agreed that Janney may, from time to time, make a market in, have a long or short position, buy and sell or otherwise effect transactions for customer accounts and for its own accounts in the securities of, or perform investment banking or other services for, the Company and other entities which are or may be the subject of the engagement contemplated by this Agreement. Janney’s ability to engage in such activities shall not be limited by the engagement contemplated by this Agreement. In addition, it is understood that Investors identified or contacted by Janney in connection with the Offering could include entities in respect of which Janney may have rendered or may in the future render services.

Marathon Bank

October 2, 2020

(12)	Assignment.

Neither party hereto may assign, in whole or in part, this Agreement or any rights or obligations hereunder, without the prior written consent of the other party hereto. Any attempted assignment in violation of this section shall be void.

(13)	Governing Law; Jurisdiction.

This Agreement shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of Georgia without giving effect to its conflicts of laws principles or rules. Each party hereby waives, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any action or proceeding arising out of or related to this Agreement or the engagement contemplated hereunder.

(14)	Counterparts.

For the convenience of the parties, Agreement may be executed in counterparts, each of which shall be, and shall be deemed to be, an original instrument and which, when taken together, shall constitute one and the same agreement.

(15)	Notices.

All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication if addressed to the intended recipient as set forth below shall be deemed to be duly given either when personally delivered or two days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one day after it is delivered to a commercial overnight courier for next day delivery, or upon confirmation if delivered by email:

If to the Company: Marathon Bank 500 Scott Street Wausau, WI 54403 Attention: Nicholas W. Zillges Email: nickz@marathonbank.com

If to Janney:

Greg Gersack

Head of Equity Capital Markets

Janney Montgomery Scott, LLC

20 N. Wacker Drive, Suite 2035

Chicago, IL 60606

Email: ggersack@janney.com

With a copy to:

capitalmarketscompliance@janney.com

Any party may give any notice, request, demand, claim, or other communication hereunder using any other means, but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which such notices, requests, demands, claims, or other communications are to be delivered by giving the other parties notice in the manner herein set forth.

Marathon Bank

October 2, 2020

(16)	Amendment; Complete Understanding.

This Agreement (a) may only be modified or amended in a writing executed by the Company and Janney, (b) contains the entire agreement between the Company and Janney with respect to the subject matter hereof and thereof, and, (c) supersedes any and all prior or contemporaneous arrangements, understandings and agreements, written or oral, between the Company and Janney relating to the subject matter hereof and thereof.

(17)	Term

This Agreement shall automatically expire twelve (12) months from the date of this Agreement, unless extended in writing by Janney and the Company. Either the Company or Janney may terminate this agreement, with or without cause, upon 10 days’ prior written notice to the other party. A “Residual Period” shall extend for six (6) months from the earlier of the date of termination or expiration of this Agreement.

If the foregoing correctly sets forth our agreement, please so indicate by signing a copy of this Agreement and returning them, together with a check made payable to Janney Montgomery Scott, LLC in the amount of $5,000 in accordance with Sections 3(d) above, to Robert A. Kotecki at 20 N. Wacker Drive, Suite 2035, Chicago, IL 60606. We look forward to working with you towards the successful conclusion of this engagement and continuing to develop our long-term relationship with the Company.

Very truly yours,

Janney Montgomery Scott, LLC

By:	/s/ Robert A. Kotecki
Robert A. Kotecki, CFA
Managing Director

By:	/s/ Greg Gersack
Greg Gersack
Head of Equity Capital Markets

ACCEPTED and AGREED as of the 2nd day of October, 2020.

Marathon Bank

By:	/s/ Nicholas W. Zillges
Nicholas W. Zillges
President & Chief Executive Officer

Marathon Bank

October 2, 2020

Annex A

JANNEY MONTGOMERY SCOTT LLC
INDEMNIFICATION AND CONTRIBUTION PROVISIONS

The Company will indemnify and hold harmless Janney Montgomery Scott LLC (“Janney”), its affiliates, the directors, officers, employees and agents of Janney and its affiliates, and each other person or entity, if any, controlling Janney or any of its affiliates (each, an “Indemnified Person”), from and against any losses, claims, damages, liabilities or expenses (including actions, claims or proceedings in respect thereof (collectively, “Proceedings”) brought by or against any person, including stockholders of the Company, and the cost of any investigation preparation and defense thereof) (collectively, “Losses”) arising out of or in connection with (i) advice or services rendered or to be rendered by any Indemnified Person pursuant to the letter agreement to which this Annex A is appended, (ii) the transaction(s) contemplated by the letter agreement or (iii) any Indemnified Person’s actions or inactions in connection with any such advice, services or transaction(s); provided, however, that the Company will not be obligated to indemnify for any Losses of any Indemnified Person that are determined by a court of competent jurisdiction in a final judgment not subject to appeal to have resulted solely from the willful misconduct, gross negligence or fraud of such Indemnified Person. The Company also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company in connection with (i) advice or services rendered or to be rendered by any Indemnified Person pursuant to the letter agreement, (ii) the transaction(s) contemplated by the letter agreement or (iii) any Indemnified Person’s actions or inactions in connection with any such advice, services or transaction(s), except to the extent such liabilities are determined by a court of competent jurisdiction in a final judgment not subject to appeal to have resulted solely from the willful misconduct, gross negligence or fraud of such Indemnified Person. The Company agrees that in no event will any Indemnified Person be liable or obligated in any manner for any damages (including, but not limited to actual, consequential, exemplary or punitive damages or lost profits) in excess of fees actually received by Janney from the Company pursuant to the section of the letter agreement captioned “Section 3. Fees” and the Company agrees not to seek or claim any such damages or profits in any circumstance.

The Company also agrees to reimburse each Indemnified Person, periodically upon request, for all expenses (including reasonable fees and expenses of counsel) as they are incurred by such Indemnified Person in connection with investigating, preparing for or defending any Proceeding (or enforcing the letter agreement or any related engagement or commitment agreement), whether or not in connection with pending or threatened litigation in which any Indemnified Person is a party; provided, however, that the Company shall not be liable for the reasonable fees or and expenses of more than one law firm for all the Indemnified Parties, except in the event a conflict of interest develops among the Indemnified Parties which reasonably warrants representation of the applicable Indemnified Party or Indemnified Parties by separate counsel .

If for any reason the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by such Indemnified Person as a result of such Losses in such proportion as is appropriate to reflect the relative economic interests of the Company, its affiliates and its stockholders on the one hand and the Indemnified Person on the other in the matters contemplated by the letter agreement as well as the relative fault of the Company, its affiliates or its stockholders, on the one hand, and such Indemnified Person, on the other; provided, however, that in no event shall the Indemnified Persons as a whole be required to contribute an amount greater than the amount of all fees actually received by Janney from the Company pursuant to the section of this letter agreement captioned “Section 3 Fees.”

Marathon Bank

October 2, 2020

The Company will not, without Janney’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Person from any liabilities arising out of such action, claim, suit, or proceeding. The Company will not permit any such settlement, compromise, consent or termination to include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an Indemnified Person, without such Indemnified Person’s prior written consent. No Indemnified Person seeking indemnification, reimbursement or contribution under this agreement will, without the Company’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding referred to herein.

The Company’s reimbursement, indemnity and contribution obligations hereunder shall be in addition to any liability that it may otherwise have, and shall inure to the benefit of any successors, assigns, heirs and representatives of each Indemnified Person. Solely for the purpose of enforcing the letter agreement, the Company hereby consents to personal jurisdiction and venue in any court in which any Proceeding is brought. The provisions of this Annex A shall survive any termination of the letter agreement, the consummation of any transaction(s) contemplated thereby or the other completion of Janney’s services with respect thereto.

If any term, provision, covenant or restriction herein is held by a court of competent jurisdiction to be invalid, void or unenforceable or against public policy, the remainder of the terms, provisions and restrictions contained herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated.